SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                Livent Inc.
                              (Name of Issuer)


                               Common Shares
                       (Title of Class of Securities)


                                 537902108
                   (CUSIP Number of Class of Securities)


                           Eric L. Cochran, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)



                               June 12, 1998
                       (Date of Event which Requires
                         Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:                ( )

           Check the following box if a fee is being paid with this
           Statement:                               ( )


                                SCHEDULE 13D

     CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Lynx Ventures L.P.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           BK
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       5,970,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           5,970,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,970,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           26.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           PN
      _________________________________________________________________



                                SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Lynx Ventures L.L.C.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       5,970,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           5,970,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,970,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           26.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           00
      _________________________________________________________________


                                SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1) NAMES OF REPORTING PERSONS - The Ovitz Family Limited Partnership S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 95-4547742

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

       __________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      990,000 (see Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        990,000 (see Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           4.5%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           PN
      _________________________________________________________________


                                  SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - The Michael and Judy Ovitz Revocable
                                        Trust
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3159375

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      ______________________________________________________________________

                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       990,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           990,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           4.5%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           00
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Michael S. Ovitz
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
      ___________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF
             SHARES                        0
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       6,960,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON
              WITH                         0
                                     (10)  SHARED DISPOSITIVE POWER
                                           6,960,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,960,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           29.9%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

           IN




                                  SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Roy L. Furman
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY


      (4)  SOURCE OF FUNDS
           PF, BK

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      _________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       1,535,000 (see Item 5)
              EACH
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH
                                     (10)  SHARED DISPOSITIVE POWER
                                           1,535,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           7.0%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           IN
      _________________________________________________________________





                              SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON - David R. Maisel
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       400,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           400,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             1.9%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________






                                                               Schedule 13D

           Item 1.  Security and Issuer

           The class of equity securities to which this statement relates is the common shares, without par value (the "Shares") of Livent Inc., an Ontario corporation (the "Company"). The principal executive offices of the Company are located at 165 Avenue Road, Toronto, Ontario M5R 3S4, Canada.

           Item 2.  Identity and Background.

 (a) - (c) and (f)

           This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Lynx Ventures L.P., a Delaware limited partnership ("Lynx LP"); (2) Lynx Ventures L.L.C., a Delaware limited liability company ("Lynx LLC"); (3) The Ovitz Family Limited Partnership, a California limited partnership ("OFLP"); (4) The Michael and Judy Ovitz Revocable Trust, a California trust ("Ovitz Trust"); (5) Michael S. Ovitz ("Ovitz"), a United States citizen; (6) Roy L. Furman ("Furman"), a United States citizen; and (7) David R. Maisel ("Maisel"), a United States citizen.

           Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

           The business address of Lynx LP, Lynx LLC, OFLP, Ovitz Trust and Ovitz is c/o Dreyer, Edmonds & Associates, 355 South Grand Avenue, Suite 4150, Los Angeles, CA 90071. The business address of Furman and Maisel is that of the principal executive offices of the Company.

           Lynx LP is principally engaged in the business of investment in securities. Lynx LLC, of which Maisel is the Manager and Ovitz is the Managing Member, is principally engaged in the business of serving as general partner of Lynx LP. OFLP is principally engaged in the business of investment in securities. The Ovitz Trust, of which Ovitz and Judy L. Ovitz, spouse of Ovitz at the same business address, are trustees, is a grantor revocable trust established for estate planning purposes which serves as general partner of OFLP. Ovitz's principal occupation is private investor. Furman's principal occupation is Chairman and Chief Executive Officer of the Company. Maisel's principal occupation is President of the Company.

 (d) and (e)

           None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

           None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Item 3.  Source and Amount of Funds or Other Consideration.

           Pursuant to the Lynx Investment Agreement (as defined below in Item 4), the total consideration paid by Lynx LP in connection with its purchase of Shares was US$20,000,000. Pursuant to the Furman Investment Agreement (as defined below in Item 4), the total consideration paid by Furman in connection with his purchase of Shares was US$2,000,000. The acquisition of the Shares is described below in Item 4.

           OFLP received options in the Company in consideration for its provision of advisory services to the Company. Furman received options in consideration for his employment with the Company. Maisel received options in consideration for his employment with the Company. The grant of such options is described below in Item 4.

           Lynx LP obtained funds to make the purchases described herein from a preexisting commercial bank revolving line of credit made in the ordinary course (filed hereto and made a part hereof as Exhibit 20). Furman obtained funds from his personal accounts to make the purchases described herein, a portion of which was drawn from a margin account maintained in the ordinary course with a commercial bank.

           Item 4.  Purpose of Transaction.

           The Reporting Persons entered into the following agreements described in this Item 4 (collectively, the "Agreements") to purchase the Shares for investment purposes and to effect certain changes in the management of the Company. Subject to market conditions and other factors, the Reporting Persons may acquire or dispose of Shares from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company, may enter into agreements with the management of the Company relating to acquisitions of Shares by members of management, issuance of options to management or their employment by the Company or may effect other similar agreements or transactions.

           Except as otherwise set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
 Schedule 13D.

           On April 13, 1998, the Company entered into an agreement with Lynx LP, pursuant to which the Company agreed, subject to shareholder approval and satisfaction of certain other conditions, to sell 2,500,000 Shares to Lynx LP at US$8.00 per Share for aggregate consideration of US$20,000,000 (the "Lynx Investment Agreement") (filed hereto and made a part hereof as Exhibit 2). The Lynx Investment Agreement also contemplated that the Company would enter into a warrant agreement with Lynx LP (the "Lynx Warrant Agreement") (filed hereto and made a part hereof as Exhibit
 3) pursuant to which the Company would issue to Lynx LP warrants to acquire 1,470,000 Shares of the Company.

           Simultaneous with the execution of the Lynx Investment Agreement, Garth H. Drabinsky ("Drabinsky"), then Chairman and Chief Executive Officer of the Company, and Myron I. Gottlieb ("Gottlieb"), then President of the Company, entered into an agreement (the "Executive Option Agreement") (filed hereto and made a part hereof as Exhibit 4) with Lynx LP to grant options to Lynx LP (the "Executive Options"), effective as of the Closing (as defined below), to purchase up to an aggregate 2,000,000 of their Shares. Drabinsky granted to Lynx LP a one year option to purchase up to 500,000 Shares of the Company held by him at US$8.00 per Share, and Gottlieb granted to Lynx LP options to purchase 1,500,000 Shares held by him, divided into four tranches, with terms ranging from two to four years and at exercise prices ranging from US$8.00 per Share to US$12.00 per Share. The Executive Options terminate in the event Lynx LP and its affiliates hold less than 500,000 Shares of the Company. The Executive Option Agreement also provides for a reallocation between Drabinsky and Gottlieb of proceeds from Shares required to be delivered pursuant to the agreement in the event Gottlieb is unable to deliver his portion of Shares under the Voting Trust Agreement (described below). Simultaneous with the Closing, Lynx LP, Drabinsky and Gottlieb agreed to a procedure by which Lynx LP would facilitate the delivery by Drabinsky of Shares required to be delivered under the Executive Option Agreement.

           The transactions contemplated by the Lynx Investment Agreement were approved by the shareholders of the Company on June 5, 1998 and were consummated on June 12, 1998 (the "Closing"), at which time, pursuant to the terms of the Lynx Investment Agreement, Lynx LP acquired 2,500,000 Shares for aggregate consideration of $20,000,000. The transactions contemplated by the Investment Agreement were documented by a number of additional agreements which were signed simultaneously with the Closing, descriptions of which follow.

           Simultaneous with the Closing and pursuant to the Lynx Investment Agreement, the Company entered into the Lynx Warrant Agreement, pursuant to which the Company issued to Lynx LP warrants (the "Lynx Warrants") to acquire 1,470,000 Shares of the Company. The Lynx Warrants have a term of three years, are freely transferable and were issued in two series of 735,000 each with exercise prices of US$9.00 and US$10.00, respectively.

           Simultaneous with the Closing, the Company entered into an agreement with Furman, pursuant to which the Company agreed to sell 250,000 Shares to Furman at US$8.00 per Share for aggregate consideration of US$2,000,000 (the "Furman Investment Agreement") (filed hereto and made a part hereof as Exhibit 5), and at the Closing, Furman acquired 250,000 Shares pursuant to the terms of the Furman Investment Agreement.

           Simultaneous with the Closing and as contemplated by the Furman Investment Agreement, the Company entered into a Warrant Agreement with Furman (the "Furman Warrant Agreement") (filed hereto and made a part hereof as Exhibit 6) pursuant to which the Company issued to Furman warrants (the "Furman Warrants") (the Lynx Warrants and Furman Warrants collectively, the "Warrants") to acquire 160,000 Shares of the Company.
 The Furman Warrants have a term of three years, are freely transferable and were issued in two series of 80,000 each with exercise prices of US$9.00 and US$10.00, respectively.

           Simultaneous with the Closing, the Reporting Persons and the THL Entities entered into a Shareholders Agreement (the "Shareholders Agreement") (filed hereto and made a part hereof as Exhibit 7), pursuant to which each of them agreed to ensure for the term of the agreement, among other things, that to the extent permitted by law (i) Ovitz is elected or appointed to the Board of Directors of the Company (the "Board"), (ii) each of the Executive, Audit, Compensation and Nominating Committees of the Board are composed in a manner acceptable to Lynx LP, (iii) Ovitz is appointed as Chairman of the Executive Committee of the Board, (iv) all nominees for election to the Board will be acceptable to Lynx LP and Lynx LP will have the right to propose nominees for election to the Board and consult with the Company on the identity of nominees and (v) if the Nominating Committee's nominees are not elected as directors, the Board will cause them to be appointed.

           The Shareholders Agreement will terminate upon the earliest to occur of: (a) the 30th anniversary of the Closing, (b) the date when Lynx LP is no longer controlled by Ovitz and (c) the date when Lynx LP no longer owns 5% or more of the Shares of the Company, such percentage to be reduced proportionately if the Company, in a single transaction or series of related transactions, issues Shares in excess of 10% of the previously outstanding number.

           The Company also agreed in the Shareholders Agreement that, to the extent permitted by law, if requested by Lynx LP at any time during a period of three years from the Closing, the Company will take all action required to obtain shareholder approval of the relocation of the Company's jurisdiction of incorporation from Ontario to another jurisdiction in Canada to be specified by Lynx LP.

           Under the Shareholders Agreement, Lynx LP has the right to identify one additional individual as a nominee to the Board and the Company has agreed to expand the size of the Board to accommodate such additional nominee. In addition, the Company granted pre-emptive rights to Lynx LP, to subscribe for its pro rata proportion of any new issuance of Shares by the Company, other than pursuant to existing commitments to issue Shares.

           The Shareholders Agreement further provides that, in the event a bid is made to purchase greater than a majority of the equity of the Company, which bid is supported by Lynx LP (a "Qualifying Bid"), Furman, Maisel, Drabinsky and Gottlieb (the "Executives") shall take all such action necessary to cause such bid to be consummated and shall participate in such Qualifying Bid on a pro rata basis with Lynx LP. To the extent Lynx LP proposes to sell in excess of 75% of the Shares then currently beneficially owned by it otherwise than through a Qualifying Bid, the Executives may elect to participate in, or be required by Lynx LP to participate in, such sale on a pro rata basis. Also pursuant to the Shareholders Agreement, the Executives grant to Lynx LP a right of first refusal in connection with the sale of any Shares beneficially owned by such individuals.

           Simultaneous with the Closing, Lynx LP and the Executives entered into a Voting Agreement (filed hereto and made a part hereof as Exhibit 8) and Voting Trust Agreement, with the Company and Montreal Trust Company of Canada (filed hereto and made a part hereof as Exhibit 9), pursuant to which Lynx LP shall have the right to vote the Shares beneficially owned by each of the Executives on all matters brought before shareholders. Both agreements terminate in the event Lynx LP and its affiliates hold less than 500,000 Shares. Simultaneous with the Closing, under an Assignment and Assumption Agreement among Lynx LP, Drabinsky and Gottlieb (the "Assignment and Assumption") (filed hereto and made a part hereof as Exhibit 10), Drabinsky and Gottlieb transferred their rights under a previously existing Management Voting Trust Agreement among the Company, Drabinsky, Gottlieb, Montreal Trust Company of Canada and certain other management executives of the Company, dated May 19, 1993 (filed hereto and made a part hereof as Exhibit 11) in order that Lynx LP may vote the remaining management Shares held by Daniel D. Brambilla and Gordon Eckstein (the "Additional Management Shareholders") which are subject thereto.

           Simultaneous with the Closing, Lynx LP and the THL entities entered into a Voting, Right of First Offer and Waiver Agreement (the
 "THL Agreement") (filed hereto and made a part hereof as Exhibit 12), pursuant to which Lynx LP granted to the THL Entities participation rights on a sale by Lynx LP of Shares similar to the rights in this regard of the Executives described above with respect to the Shareholders Agreement, and the THL Entities agreed to waive certain covenants obtained by them from the Company in 1995 pursuant to the Investors Agreement, dated February 3, 1995, among the Company and the THL Entities (filed hereto and made a part hereof as Exhibit 13), and the Shareholders Agreement, dated February 3, 1995, among Drabinsky, Gottlieb and the THL Entities (filed hereto and made a part hereof as Exhibit 14). Under the THL Agreement, each of Lynx LP and the THL Entities is also required to support the other's choice of nominees for the Board.

           Simultaneous with the Closing, the Company entered into an advisory agreement with OFLP pursuant to which OFLP and Ovitz will provide the Company with advisory services in connection with live theater. In consideration for entering into such advisory agreement and of the services to be rendered thereunder, the Company granted to OFLP options (the "OFLP Options") to acquire up to 990,000 Shares of the Company as of the Closing, pursuant to an Option Agreement between the Company and OFLP (the "OFLP Option Agreement") (filed hereto and made a part hereof as Exhibit 15).
 The OFLP Option Agreement provides that the OFLP Options vest in equal portions at the ends of one year and two years, have a term of ten years and will be exercisable at a price of US$8.00. Three equal tranches of 247,500 each of the OFLP Options become exercisable only if the 20 trading day trailing average closing price of the Shares on the NASDAQ National Market at any time following April 9, 1998 exceeds the hurdle prices of US$8.00, US$10.40 and US$12.00, respectively.

           Simultaneous with the Closing, the Company entered into employment agreements with Furman, Maisel, Drabinsky and Gottlieb. Also simultaneous with the Closing, in consideration for entering into his employment agreement with the Company, the Company granted options to Furman (the "Furman Options") to acquire up to 1,025,000 Shares of the Company, pursuant to an Option Agreement between the Company and Furman (the "Furman Option Agreement") (filed hereto and made a part hereof as Exhibit 16). The Furman Option Agreement provides that the Furman Options vest in three equal annual installments, will have a term of five years and will be exercisable at a price of US$8.00. Three equal tranches of 256,250 each of the Furman Options will become exercisable only if the 20 trading day trailing average closing price of the Shares on the NASDAQ National Market at any time following April 9, 1998 exceeds the hurdle prices of US$8.80, US$10.40 and US$12.00, respectively. Simultaneous with the Closing, in consideration for entering into his employment agreement with the Company, the Company granted options to Maisel (the "Maisel Options") to acquire up to 400,000 Shares of the Company, pursuant to an Option Agreement between the Company and Maisel (the "Maisel Option Agreement") (filed hereto and made a part hereof as Exhibit 17). The Maisel Option Agreement provides the Maisel Options (the OFLP Options, Furman Options and Maisel Options collectively, the "Options") vest in three equal annual installments, have a term of five years and will be exercisable at a price of US$8.00.

           Currently the Board consists of Messrs. Furman, Maisel, Ovitz, Jerry I. Speyer, Quincy Jones, Robert Cross, Ronald W. Burkle and Heather Monroe-Blum, who are nominees of Lynx LP; and Messrs. Conrad Black, Daniel
 D. Brambilla, Drabinsky, H. Garfield Emerson, Martin Goldfarb, Gottlieb, Thomas H. Lee, James A. Pattison, Joseph L. Rotman, Scott M. Sperling and
 A. Alfred Taubman, each of whom was a member of the Board prior to the Closing.

           Each of the Agreements is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing descriptions of the Agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

           Item 5.  Interest in Securities of the Issuer.

 (a) and (b)

           By virtue of the Shareholders Agreement and the THL Agreement, the Reporting Persons, Drabinsky, Gottlieb and the THL Entities may be deemed to share voting power with respect to 16,036,885 (59.1%) of the 20,836,610 outstanding Shares of the Company as of June 12, 1998 and the Closing on the date thereof (the "Outstanding Shares") (assuming the full exercise of the Warrants, Executive Options, Options, options held by Drabinsky and Gottlieb and convertible debt securities and options held by the THL Entities, subject to their complete terms). Each of the Reporting Persons expressly disclaims the existence of such shared power.

           By virtue of the Shareholders Agreement and the THL Agreement, the Reporting Persons, Drabinsky, Gottlieb and the THL Entities may constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Shareholders Agreement, the Reporting Persons, Drabinsky and Gottlieb may be deemed to share voting and dispositive power with respect to 13,313,250 (51.3%) of the Outstanding Shares (assuming the full exercise of the Warrants, Executive Options, Options and options held by Drabinsky and Gottlieb, subject to their complete terms). Each of the Reporting Persons expressly disclaims the existence of such shared power.

           By virtue of the Shareholders Agreement, the Reporting Persons, Drabinsky and Gottlieb may constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Voting Agreement and the Voting Trust Agreement, the Reporting Persons, Drabinsky and Gottlieb may be deemed to share voting power with respect to 13,313,250 (51.3%) of the Outstanding Shares (assuming full exercise of the Warrants, Executive Options, Options and options held by Drabinsky and Gottlieb subject to their complete terms). Each of the Reporting Persons expressly disclaims the existence of such shared power.

           By virtue of the Voting Agreement and the Voting Trust Agreement, the Reporting Persons and Drabinsky and Gottlieb may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Assignment and Assumption and the Management Voting Trust Agreement, Lynx LP and the Additional Management Shareholders may be deemed to share voting and dispositive power with respect to 6,126,418 (27.5%) of the Outstanding Shares (assuming full exercise of the Lynx Warrants subject to their complete terms). As a member of a group, Lynx LP and the Additional Management Shareholders may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP expressly disclaims beneficial ownership of such Shares held by any other members of such group.

           By virtue of the THL Agreement, Lynx LP and the THL Entities may be deemed to share voting power with respect to over 8,693,635 (37.0%) of the Outstanding Shares (assuming full exercise of the Lynx Warrants and convertible debt securities and options held by the THL Entities, subject to their complete terms). Lynx LP expressly disclaims the existence of such shared power.

           By virtue of the THL Agreement, Lynx LP and the THL Entities may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, Lynx LP may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP expressly disclaims beneficial ownership of such Shares held by any other members of such group.

           The Reporting Persons may together constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole (collectively, the "Investor Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of those Investor Shares held by any other members of such group.

           Lynx LP has obtained direct beneficial ownership of 2,500,000 Shares pursuant to the Lynx Investment Agreement, representing approximately 12% of the Outstanding Shares. Subject to the terms thereof, Lynx LP has also obtained indirect beneficial ownership of 1,470,000 Shares pursuant to the Lynx Warrant Agreement and 2,000,000 Shares pursuant to the Executive Option Agreement. Assuming Lynx LP's full exercise of the Lynx Warrants subject to their complete terms and full exercise of the Executive Options subject to their complete terms, Lynx LP has obtained beneficial ownership of approximately 26.8% of the Outstanding Shares. Lynx LP has shared voting and shared dispositive power with respect to such Shares.

           Lynx LLC, as general partner of Lynx LP, may be deemed to share voting and dispositive power with respect to 5,970,000 Shares beneficially owned by Lynx LP, which represents approximately 26.8% of the Outstanding Shares. The filing of this Schedule 13D by Lynx LLC shall not be construed as an admission that Lynx LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Lynx LP.

           Subject to the terms and conditions of the OFLP Option Agreement, OFLP has obtained indirect beneficial ownership of 990,000 Shares.
 Assuming OFLP's full exercise of the OFLP Options subject to their complete terms, OFLP has gained indirect beneficial ownership of approximately 4.5% of the Outstanding Shares. Subject to the Agreements, OFLP has sole voting and dispositive power with respect to such Shares.

           The Ovitz Trust, as general partner of OFLP, may be deemed to share voting and dispositive power with respect to 990,000 Shares beneficially owned by OFLP. The filing of this Schedule 13D shall not be construed as an admission that the Ovitz Trust is, for the purpose of
 Section 13(d) of the Exchange Act, the beneficial owner of Shares beneficially owned by OFLP.

           Ovitz, as Managing Member of Lynx LLC and trustee of the Ovitz Trust, may be deemed to share voting and dispositive power with respect to 5,970,000 Shares beneficially owned by Lynx LP and 990,000 Shares beneficially owned by OFLP. The filing of this Schedule 13D by Ovitz shall not be construed as an admission that Ovitz is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Lynx LP or OFLP.

           Furman has obtained direct beneficial ownership of 250,000 Shares pursuant to the Furman Investment Agreement and 100,000 Shares which were held previously representing approximately 1.7% of the Outstanding Shares. Furman has also obtained indirect beneficial ownership of 160,000 Shares pursuant to the Furman Warrant Agreement and 1,025,000 Shares pursuant to the Furman Option Agreement. Assuming Furman's full exercise of the Furman Warrants subject to their complete terms and full exercise of the Furman Options subject to their complete terms, Furman has obtained beneficial ownership of approximately 7.0% of the Outstanding Shares. Subject to the Agreements, Furman has shared voting and dispositive power with respect to such Shares.

           Maisel has obtained indirect beneficial ownership of 400,000 Shares pursuant to the Maisel Option Agreement. Assuming Maisel's full exercise of the Maisel Options subject to their complete terms, Maisel has obtained indirect beneficial ownership of approximately 1.9% of the Outstanding Shares. Subject to the Agreements, Maisel has shared voting and dispositive power with respect to such Shares.

           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Agreements.

 (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

 (d) No person other than the Reporting Persons, the limited partners of OFLP and OFLP as limited partner of Lynx LP, or Judy L. Ovitz as trustee or the beneficiaries of the Ovitz Trust is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares owned by such Reporting Person.

 (e)       Not applicable.

           Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

           Except for the agreements described in the responses to Item 3 and Item 4, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of Lynx, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Item 7.  Material to be Filed as Exhibits.

           The following are filed herewith as exhibits:

           Exhibit 1: Joint Filing Agreement dated as of June 30, 1998 among the Reporting Persons.

           Exhibit 2: Investment Agreement, dated as of April 13, 1998, as amended June 12, 1998, between Lynx LP and the Company.

           Exhibit 3: Warrant Agreement, dated as of June 12, 1998, between the Company and Lynx LP.

           Exhibit 4: Option Agreement, dated as of April 13, 1998, as amended June 12, 1998, among Drabinsky, Gottlieb and Lynx LP.

           Exhibit 5: Investment Agreement, dated as of June 12, 1998, between Furman and the Company.

           Exhibit 6: Warrant Agreement, dated as of June 12, 1998, between the Company and Furman.

           Exhibit 7: Shareholders Agreement, dated as of June 12, 1998, among the Company, Executives, the THL Entities and Lynx LP.

           Exhibit 8: Voting Agreement, dated as of June 12, 1998, among the Executives and Lynx LP.

           Exhibit 9: Voting Trust Agreement, dated as of June 12, 1998, among the Executives, Lynx LP, the Company and Montreal Trust Company of Canada.

           Exhibit 10: Assignment and Assumption Agreement, dated as of June 12, 1998, among Drabinsky, Gottlieb and Lynx LP.

           Exhibit 11: Voting Trust Agreement, dated as of May 19, 1993, among the Company, Drabinsky, Gottlieb, certain management executives of the Company and Montreal Trust Company of Canada (previously filed as Exhibit 2(ii)(f) to the Form F-1 filed with the Securities and Exchange Commission (the "SEC") on February 12, 1996 and incorporated herein by reference thereto).

           Exhibit 12: Voting, Right of First Offer and Waiver Agreement, dated as of June 12, 1998, between the THL Entities and Lynx LP.

           Exhibit 13: Investors Agreement, dated as of February 3, 1995, among the Company and the THL Entities (previously filed as Exhibit 2(ii)(b) to the Form F-1, filed with the SEC on February 12, 1996 and incorporated herein by reference thereto).

           Exhibit 14: Shareholders Agreement, dated as of February 3, 1995, among Drabinsky, Gottlieb and the THL Entities (previously filed as Exhibit 2(ii)(d) to the Form F-1, filed with the SEC on February 12, 1996 and incorporated herein by reference thereto).

           Exhibit 15: Option Agreement, dated as of June 12, 1998, between the Company and OFLP.

           Exhibit 16: Option Agreement, dated as of June 12, 1998, between the Company and Furman.

           Exhibit 17: Option Agreement, dated as of June 12, 1998, between the Company and Maisel.

           Exhibit 18: Loan Agreement, dated as of February 3, 1997 (Lynx LP, Lynx LLC, OFLP, the Ovitz Trust and Ovitz have applied for confidential treatment for portions of this exhibit).

           Exhibit 19: Power of Attorney dated as of June 30, 1998 granted by the Reporting Persons in favor of David R. Maisel.

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

           IN WITNESS WHEREOF, each of the undersigned has executed this instrument as of the 30th day of June, 1998.

                        LYNX VENTURES L.P.,
                        LYNX VENTURES L.L.C.,
                        THE OVITZ FAMILY LIMITED PARTNERSHIP,
                        THE MICHAEL AND JUDY OVITZ REVOCABLE TRUST,
                        MICHAEL S. OVITZ,
                        ROY L. FURMAN
                        pursuant to powers of attorney
                        executed in favor of and granted
                        and delivered to David R. Maisel, and
                        DAVID R. MAISEL

                        By: David R. Maisel, on his own behalf and as attorney-in-fact for Lynx Ventures L.P., Lynx Ventures L.L.C., The Ovitz Family Limited Partnership, The Michael and Judy Ovitz Revocable Trust, Michael S. Ovitz and Roy L. Furman


                        By:  /s/ David R. Maisel
                             Name:  David R. Maisel